GAP RO SYSTEM

Rewiring the Insurance Industry

Key Truth

Every Industry & Transaction Needs Proof of Insurance


FINANCE
HEALTH
LAW
RETAIL
EDUCATION
TECHNOLOGY
MILITARY
HOSPITALITY
ENGINEERING
CONSTRUCTION


MEET GAPRO
The Real-TIme, Single-Source Solution for
Automating the Insurance Verification Process
GAPro System is a cloud-based PaaS solution providing real-time & ongoing insurance confirmation and compliance verification
STANDARDIZATION
1
COMPLIANCE
2
EFFICIENCY
3
GAPro System is the first system to engage all four insurance stakeholders: 1. INSURER 2. AGENT 3. INSURED and 4. THIRD-PARTIES
©GAPro System, 2016
www.gaprosystem.com

GAPro System Clearing House Solution


Carrier
Agency
Policy Data
Risk Profile
3rd Parties
Insured
Collects
Verifies
Notifies
VERIFIED
VERIFIED
Value
Accuracy
Operational Efficiency
Real Time
✓ Automation
✓ Data ownership
✓ Self service
✓ Warehousing
✓ Worklists
✓ Tracking
✓ Exception reporting
Information Gateway
✓ Fraud prevention
✓ "Single source of truth"
✓ Analytics
✓ Dash boards
✓ Compliance
✓ Confirmation
✓ Alignment
Carrier
Agency
3rd Parties
Insured

Example: One Broker

4 Million COI's per Year x $4.5 per COI = <u>$18 Million per Year</u> (75% savings)

GAPro System Go-to-Market

1. **Complete MVP** with
   - Risk Profile
   - Authentication
   - Rules / Workflow
   - Exceptions / Notifications
   - Track & Report
   - Back Office: Billing, etc.

- Deliver to LOIB Customers
- Begin Billing

2. **Co-Market** with
   - Source of Revenue as well as access to their customers
   - 1,500 Carriers
   - 20,000 Agencies

- Prepare Marketing Materials
- Support Sales
- Access Data from Carriers (Top 7% have 80% of Data)

3. **Direct Sales**

- Marketing Materials
- Whitepapers
- Webinars

Year 1 Target: $2.7M
- 500 Carriers
- 1,500 Agencies

GAPro Customer Traction

Current

- **NAPA/Gallagher, 4th largest broker globally**
  - **17,000 – pilot agents**
  - **100,000+ – additional potential agents**
  - **Sponsoring insurance carriers**
- **GAPro Asia**

Pipeline

- **Life/health insurance companies (250,000+ agents**
- **Insurance agency association (23,000)**
- **Ride share companies**

Other

- **Carrier Engagement** include AIG, Liberty Mutual, Aviva
- **Agency Letters of Intent to Buy**
- **3rd Party & Insured Pilots**

Revenue Model

Import Engine

- ACORD
- Policies
- AM Best
- IVANS
- Gov't
- Others

GAPro Functions

- Risk Profile
- Authenticate
- Dashboard
- Rules/Workflow
- Evaluate/Notify
- Exceptions/Actions
- Escalate/Communicate
- Track & Report

SaaS Access

- Agent
- Carrier
- Insured
- 3rd party

Data

Revenue/Fees

GAPRO

Transactions

Subscription Fees

Data Analytics

Phase I

Agency to Carrier Ratio: 3 to 1

Carrier Revenue

- **Subscription – Average $5K per Year**

Agency Revenue

- **Usage-Based Leading to Subscription – Average $180 per Year**

Target: Year 1

- **1,500 Agencies x $180 = $0.2M**
- **500 Carriers x $5K = $2.5M**

	Size	Compliance Cost	GAPro Estimated Market
Agencies	38,500	$1.2B	$0.2B
Carriers/Brokers	3,800	$10.0B	$1.9B
Others	*	$25.0B	$4.8B
Total		$36.2B	$6.9B

Capital Needs

Needs Update

Funding to Date

- Start Garden $125,000
- Invest Detroit $50,000
- PowerMoves $40,000
- Owners Cap $35,000

Need

$1.2 – 1.5 M

- $600 – 750K Tranche

Follow-on Growth Funding in late 2016 – early 2017

Uses

- Take-to-Market system development
- Customer traction & marketing
- Management team

Uses

- MVP System Development
- Customer Acquisition
- Round out Sales and Customer Support

Fund Rapid Growth & Specific Industries

Management Team



Herbert E. Gibson, CEO – Vision & Industry Relationships

- Founder, ITG Advisors 2008–2014
- 18 years of industry experience



Chet Gladkowski, CIO/CMO – Partnership Programs with Customers and Data Providers

- Carrier, agencies, vendors, CIO, ACORD relationships
- 41 years of insurance & technology experience



Naga Peddibhotla, CSO/CDO – Strategy & Development

- Project management, corporate and banking relationships
- 15 years of investment banking, strategy & business development

Next Hires: ☐ Technical Manager/CTO ☐ Director - Sales & Support

Exit Strategy

Verisk®

LexisNexis®

APPLIED SYSTEMS

HEWLETT® PACKARD

Vertafore

Google

Thank You

Contact:

Herb Gibson
Hgibson@GAProSystem.com
(248) 979 - 1180